UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Report of the External Auditors on the Statements of Reconciliation to International Financial Reporting Standards (IFRS)

SIGNATURES

Report of the External Auditors on the Statements of Reconciliation to International Financial Reporting Standards (IFRS)

The Appendix to the 2005 First Quarter Report, disclosed on May 11, 2005 and prepared in accordance with the International Financial Reporting Standards shows the reconciliation between the results for fiscal 2004 (consolidated balance sheet as of January 1, 2004 and December 31, 2004 and relevant income statement), which were published at that time, and the corresponding values restated on the basis of the IFRS.

Deloitte & Touche, the audit firm retained for the complete audit of said reconciliations, which on May 11, 2005 had already completed said activity, has now issued its opinion report certifying conformity to the IFRS Reconciliation Statements and the criteria and principles as defined by the Consob.

The Report issued by Deloitte & Touche is attached to the First Quarter Report and posted on the website www.fiatgroup.com.

Turin, May 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney